SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PIXELWORKS, INC.
(Name of Subject Company (Issuer))
PIXELWORKS, INC.
(Name of Filing Person (Offeror))
1.75% Convertible Subordinated Debentures due 2024
(Title of Class of Securities)
72581M AA 5
72581M AB 3
(CUSIP Numbers of Class of Securities)
STEVEN MOORE
Vice President, Finance, Chief Financial Officer and Treasurer
224 Airport Parkway, Suite 400
San Jose, California 95110
(408) 200-9221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

DOUGLAS D. SMITH, Esq. Gibson, Dunn & Crutcher LLP One Montgomery Street Post Montgomery Center San Francisco, CA 94104-4505 (415) 393-8200	JAMES J. MOLONEY, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$37,500,000	$1,473.75

*	The transaction value was estimated only for purposes of calculating the filing fee. This amount was based on the purchase of $50,000,000 aggregate principal amount of the outstanding 1.75% convertible subordinated debentures due 2024, at the maximum tender offer price of $750 per $1,000 principal amount.
**	$39.30 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 6 for fiscal year 2008. The filing fee was previously paid with the Schedule TO filed on January 29, 2008.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 1 to SCHEDULE TO
Items 1 through 11.
Item 12. Exhibits.
SIGNATURE
Index to Exhibits
EXHIBIT 99.(a)(5)(ii)

AMENDMENT NO. 1 to SCHEDULE TO
     Pixelworks, Inc., an Oregon corporation (“Pixelworks” or the “Company”), hereby amends and supplements the Tender Offer Statement on the Schedule TO, originally filed with the Securities and Exchange Commission on January 29, 2008 (the “Schedule TO”), with respect to the Company’s offer to purchase up to $50,000,000 aggregate principal amount of its outstanding 1.75% Convertible Subordinated Debentures due 2024 (the “Debentures”) at a price not greater than $750 nor less than $680 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including the date of purchase. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the “Offer”). The Offer expired at 5:00 p.m., New York City time, on Thursday, February 28, 2008. This Schedule TO, as amended, is hereby filed to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
     Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase and the Schedule TO.
Items 1 through 11.
     On February 29, 2008, Pixelworks issued a press release announcing the preliminary results of the Offer, the full text of which is attached as Exhibit (a)(5)(ii) hereto and incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(i)+	Offer to Purchase, dated January 29, 2008.

(a)(1)(ii)+	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)+	Notice of Guaranteed Delivery.

(a)(1)(iv)+	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)+	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)+	Press Release, dated January 29, 2008.

(a)(5)(ii)	Press Release, dated February 29, 2008.

(d)(1)+	Indenture, dated as of May 18, 2004, among Pixelworks, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Pixelworks’ quarterly report on Form 10-Q for the quarter ended June 30, 2004).

+	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIXELWORKS, INC.
/s/ Steven Moore
Steven Moore
Vice President, Finance, Chief Financial Officer and Treasurer

Date: February 29, 2008

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)+	Offer to Purchase, dated January 29, 2008.

(a)(1)(ii)+	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)+	Notice of Guaranteed Delivery.

(a)(1)(iv)+	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)+	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)+	Press Release, dated January 29, 2008.

(a)(5)(ii)	Press Release, dated February 29, 2008.

(d)(1)+	Indenture, dated as of May 18, 2004, among Pixelworks, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Pixelworks’ quarterly report on Form 10-Q for the quarter ended June 30, 2004).

+	Previously filed